TSX: ERO
NYSE: ERO

May 7, 2024

Ero Copper Reports First Quarter Operating and Financial Results

(all amounts in US dollars, unless otherwise noted)

Vancouver, British Columbia – Ero Copper Corp. (TSX: ERO, NYSE: ERO) (“Ero” or the “Company”) is pleased to announce its operating and financial results for the three months ended March 31, 2024. Management will host a conference call tomorrow, Wednesday, May 8, 2024, at 11:30 a.m. eastern time to discuss the results. Dial-in details for the call can be found near the end of this press release.

HIGHLIGHTS

•The Tucumã Project is expected to achieve first copper concentrate production in early Q3 2024, marking a major inflection point for the Company
◦Overall physical completion of approximately 97%
◦Commissioning progressing ahead of schedule with major mechanical and sub-component commissioning completed during the quarter, as well as first ore through the crushing circuit and main conveyors
◦Total direct project capital cost remains unchanged at $310 million

•First quarter copper production was 8,091 tonnes at C1 cash costs(*) of $2.30 per pound of copper produced. Including the benefit of realized gains on designated foreign exchange hedges, first quarter copper C1 cash costs(*) were $2.28 per pound

•Gold production during the quarter was a record 18,234 ounces at C1 cash costs(*) and All-in Sustaining Costs ("AISC")(*) of $395 and $797, respectively, per ounce of gold produced

•First quarter financial results reflect record gold production and operating margins at the Xavantina Operations as well as the sale of copper concentrate inventories carried over from Q4 2023 at the Caraíba Operations
◦Net loss attributable to the owners of the Company of $7.1 million, or $0.07 per share on a diluted basis
◦Adjusted net income attributable to the owners of the Company(*) of $16.8 million, or $0.16 per share on a diluted basis
◦Adjusted EBITDA(*) of $43.3 million

(*) These are non-IFRS measures and do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the three months ended March 31, 2024 and the Reconciliation of Non-IFRS Measures section at the end of this press release.

1	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
•Available liquidity at quarter-end of $156.7 million, including $51.7 million in cash and cash equivalents plus $105.0 million of undrawn availability under the Company's senior secured revolving credit facility. Subsequent to quarter-end, to support the commencement of production and associated working capital needs at the Tucumã Project, the Company entered into a $50.0 million non-priced copper prepayment facility, which will be repaid through the delivery of copper at prevailing market prices.

•Following record operating performance at the Xavantina Operations during the quarter, the Company is increasing its 2024 gold production guidance from 55,000 to 60,000 ounces to a range of 60,000 to 65,000 ounces, and guiding towards the low end of its full-year cost guidance for the Xavantina Operations

•The Company is reaffirming all other 2024 production, cost and capital expenditure guidance ranges

"The Xavantina Operations continued to exceed our expectations during the first quarter, achieving record gold production driven by favorable grade reconciliations that have continued into the second quarter," said David Strang, Chief Executive Officer. "This trend has allowed us to increase our full-year gold production guidance, which we expect will translate to achieving the lower end of our 2024 gold cost guidance.

"Our first quarter financial results also showcase Xavantina's strong performance and reflect the sale of copper concentrate inventories carried over from the fourth quarter of 2023 at the Caraíba Operations. Combined with a strengthening gold and copper price environment, we are off to a solid start to 2024.

"I am also delighted to report that commissioning is advancing ahead of schedule at the Tucumã Project, and we expect to achieve first production early in the third quarter. With copper fundamentals stronger than ever, we are committed to maintaining our momentum and are excited as we near a significant inflection point in our growth trajectory."

2	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
FIRST QUARTER REVIEW

•Mining & Milling Operations
◦The Caraíba Operations processed 853,371 tonnes of ore grading 1.08% copper, producing 8,091 tonnes of copper in concentrate for the quarter after metallurgical recoveries of 88.1%
–Mill throughput volumes increased 5.1% quarter-on-quarter following the successful completion of the Caraíba mill expansion in late 2023
–A planned decrease in mined and processed copper grades during the quarter was compounded by delays in underground development required to access scheduled high-grade stopes, resulting in a higher proportion of ore mined from lower grade stopes during the period
◦The Xavantina Operations processed 37,834 tonnes of ore grading 16.38 grams per tonne ("gpt"), producing a record 18,234 ounces of gold in the quarter after metallurgical recoveries of 91.5%

•Organic Growth Projects
◦As construction of the Tucumã Project nears completion, commissioning is advancing ahead of schedule, and first copper concentrate production is expected to commence in early Q3 2024
–Completed mechanical and sub-component commissioning in Q1 2024, as well as first ore through the crushing circuit and main conveyors
–Commissioning of the process plant, including the ball mill, flotation circuit, and tailings and concentrate filters, remains on track for integrated commissioning in June 2024
–Sulphide ore stockpiled for process plant commissioning was approximately 36,000 tonnes with over 160,000 tonnes of ore drilled and ready to be blasted in the mine as of quarter-end
–The total direct project capital estimate remains unchanged at approximately $310 million
–To date, the Tucumã Project has recorded no lost-time injuries with over five million hours of work completed since 2022
◦At the Caraíba Operations, main shaft sinking at the Pilar Mine's new external shaft is on track to achieve a projected depth of approximately 600 meters by year-end
–Reaming of the second and longest raisebore leg of the shaft, totaling 718 meters, was completed in early April 2024

3	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Figure 1: The Tucumã Project's flotation circuit and tailings thickener (May 2024).

Figure 2: Tailings thickener at the Tucumã Project (May 2024).

4	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Figure 3: Exposed sulphide ore at the Tucumã Project (May 2024).

SUBSEQUENT EVENTS

To support the commencement of production and associated working capital needs at the Tucumã Project, the Company entered into a $50.0 million non-priced copper prepayment facility in May 2024, structured by the Bank of Montreal and with participation by CIBC Capital Markets. This facility will be repaid over 27 equal monthly installments, beginning in October 2024, through the delivery of 272 tonnes of copper each month. Should any delivery exceed the monthly amortization payment of $2.1 million based on prevailing market prices, the excess value will be repaid to the Company.

Through the end of 2024, the Company has the option to increase the size of the non-priced copper prepayment facility from $50.0 million to $75.0 million.

5	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
OPERATING AND FINANCIAL HIGHLIGHTS

	2024 - Q1	2023 - Q4	2023 - Q1
Operating Information

Copper (Caraíba Operations)
Ore Processed (tonnes)	853,371	812,202	772,548
Grade (% Cu)	1.08	1.59	1.33
Cu Production (tonnes)	8,091	11,760	9,327
Cu Production (000 lbs)	17,838	25,926	20,564
Cu Sold in Concentrate (tonnes)	9,461	11,429	9,464
Cu Sold in Concentrate (000 lbs)	20,859	25,197	20,865
Cu C1 cash cost(1)(2)	$2.30	$1.75	$1.89

Gold (Xavantina Operations)
Ore Processed (tonnes)	37,834	34,416	35,763
Grade (g / tonne)	16.38	17.18	11.85
Au Production (oz)	18,234	16,867	12,443
Au C1 cash cost(1)	$395	$413	$436
Au AISC(1)	$797	$991	$946

Financial Highlights ($ in millions, except per share amounts)
Revenues	$105.8	$116.4	$101.0
Gross profit	31.2	41.9	40.1
EBITDA(1)	17.8	73.7	48.1
Adjusted EBITDA(1)	43.3	50.3	44.5
Cash flow from operations	17.2	49.4	16.4
Net (loss) income	(6.8)	37.1	24.5
Net (loss) income attributable to owners of the Company	(7.1)	36.5	24.2
Per share (basic)	(0.07)	0.37	0.26
Per share (diluted)	(0.07)	0.37	0.26
Adjusted net income attributable to owners of the Company(1)	16.8	20.7	22.5
Per share (basic)	0.16	0.21	0.24
Per share (diluted)	0.16	0.21	0.24

Cash, cash equivalents, and short-term investments	51.7	111.7	236.6
Working (deficit) capital(1)	(28.6)	25.7	218.8
Net debt(1)	415.1	314.5	174.2
(1) EBITDA, adjusted EBITDA, adjusted net income (loss) attributable to owners of the Company, adjusted net income (loss) per share attributable to owners of the Company, net (cash) debt, working capital, copper C1 cash cost, copper C1 cash cost including foreign exchange hedges, gold C1 cash cost and gold AISC are non-IFRS measures. These measures do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the three months ended March 31, 2024 and the Reconciliation of Non-IFRS Measures section at the end of this press release.
(2) Copper C1 cash cost including foreign exchange hedges (per lb) in Q1 2024 was $2.28, compared to $1.84 in Q1 2023.

6	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
2024 PRODUCTION AND COST GUIDANCE(*)

Following record operating performance at the Xavantina Operations during the quarter, the Company is increasing its 2024 gold production guidance from 55,000 to 60,000 ounces to a range of 60,000 to 65,000 ounces. The Company expects mined and processed gold grades to remain above plan through the remainder of H1 2024, as positive grade reconciliations have continued into Q2 2024. While this trend may continue beyond Q2 2024, the Company is projecting a reversion to long-term block model grades for planned mining areas in H2 2024. As a result of higher full-year production expectations, the Company is guiding towards the low end of its full-year cost guidance for the Xavantina Operations.

Consolidated copper production of 59,000 to 72,000 tonnes in concentrate is expected to be weighted towards H2 2024, largely due to the anticipated commencement of production at the Tucumã Project in early Q3 2024. Consequently, consolidated copper C1 cash costs are projected to be lower in H2 2024 versus H1 2024.

The Company's updated cost guidance for 2024 assumes a foreign exchange rate of 5.00 BRL per USD, a gold price of $1,900 per ounce and a silver price of $23.00 per ounce.

	Previous Guidance	Updated Guidance
Consolidated Copper Production (tonnes)
Caraíba Operations	42,000 - 47,000	Unchanged
Tucumã Operations	17,000 - 25,000	Unchanged
Total	59,000 - 72,000	Unchanged

Consolidated Copper C1 Cash Costs(1) Guidance
Caraíba Operations	$1.80 - $2.00	Unchanged
Tucumã Operations	$0.90 - $1.10	Unchanged
Total	$1.50 - $1.75	Unchanged

The Xavantina Operations
Au Production (ounces)	55,000 - 60,000	60,000 - 65,000
Gold C1 Cash Cost(1) Guidance	$550 - $650	Low End of Range
Gold AISC(1) Guidance	$1,050 - $1,150	Low End of Range

*    Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s most recent Annual Information Form and Management of Risks and Uncertainties in the MD&A for complete risk factors.
(1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within the MD&A.

7	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
2024 CAPITAL EXPENDITURE GUIDANCE(*)

Full-year capital expenditures are projected to range from $299 to $349 million, including an estimated $30 to $40 million allocated to consolidated exploration programs. As the Company nears completion of the Tucumã Project, capital expenditures are expected to decrease in Q2 2024 compared to Q1 2024 and be weighted towards H1 2024.

Capital expenditure guidance assumes an exchange rate of 5.10 USD:BRL for the Tucumã Project based on designated foreign exchange hedges with a weighted average ceiling and floor of 5.10 and 5.23 USD:BRL, respectively. All other capital expenditures assume an exchange rate of 5.00 USD:BRL. Figures presented below are in USD millions.

Caraíba Operations
Growth	$80 - $90
Sustaining	$100 - $110
Total, Caraíba Operations	$180 - $200

Tucumã Project
Growth	$65 - $75
Capitalized Ramp-Up Costs	$4 - $6
Sustaining	$2 - $5
Total, Tucumã Project	$71 - $86

Xavantina Operations
Growth	$3 - $5
Sustaining	$15 - $18
Total, Xavantina Operations	$18 - $23

Consolidated Exploration Programs	$30 - $40

Company Total
Growth	$148 - $170
Capitalized Ramp-Up Costs	$4 - $6
Sustaining	$117 - $133
Exploration	$30 - $40
Total, Company	$299 - $349
(*) Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s most recent Annual Information Form and Management of Risks and Uncertainties in the MD&A for complete risk factors.

8	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
CONFERENCE CALL DETAILS

The Company will hold a conference call on Wednesday, May 8, 2024 at 11:30 am Eastern time (8:30 am Pacific time) to discuss these results.

Date:	Wednesday, May 8, 2024
Time:	11:30 am Eastern time (8:30 am Pacific time)
Dial in:	Canada/USA: 1-844-763-8274, International: +1-647-484-8814 please dial in 5-10 minutes prior and ask to join the call
Pre-Register:	Registration link (https://dpregister.com/DiamondPassRegistration/register?confirmationNumber=10023373&linkSecurityString=f82a87e37a) (pre-register to bypass the live operator queue)
Replay:	Canada/USA: 1-855-669-9658, International: +1-604-674-8052
Replay Passcode:	0848

Reconciliation of Non-IFRS Measures

Financial results of the Company are presented in accordance with IFRS. The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including copper C1 cash cost, copper C1 cash cost including foreign exchange hedges, gold C1 cash cost, gold AISC, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For additional details please refer to the Company’s discussion of non-IFRS and other performance measures in its Management’s Discussion and Analysis for the three months ended March 31, 2024 which is available on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov.

9	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Copper C1 cash cost and copper C1 cash cost including foreign exchange hedges

The following table provides a reconciliation of copper C1 cash cost to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2024 - Q1	2023 - Q4	2023 - Q1
Cost of production	$42,227	$39,790	$36,285
Add (less):
Transportation costs & other	1,252	1,853	1,339
Treatment, refining, and other	5,170	7,332	6,463
By-product credits	(2,440)	(3,394)	(2,810)
Incentive payments	(1,199)	(1,693)	(1,237)
Net change in inventory	(3,893)	1,434	(1,185)
Foreign exchange translation and other	(7)	20	15
C1 cash costs	41,110	45,342	38,870
(Gain) loss on foreign exchange hedges	(276)	(4,185)	(932)
C1 cash costs including foreign exchange hedges	$40,834	$41,157	$37,938

Mining	$25,256	$26,646	$23,210
Processing	7,177	8,177	6,554
Indirect	5,947	6,581	5,453
Production costs	38,380	41,404	35,217
By-product credits	(2,440)	(3,394)	(2,810)
Treatment, refining and other	5,170	7,332	6,463
C1 cash costs	41,110	45,342	38,870
(Gain) loss on foreign exchange hedges	(276)	(4,185)	(932)
C1 cash costs including foreign exchange hedges	$40,834	$41,157	$37,938

Costs per pound
Payable copper produced (lb, 000)	17,838	25,926	20,564

Mining	$1.42	$1.03	$1.13
Processing	$0.40	$0.32	$0.32
Indirect	$0.33	$0.25	$0.27
By-product credits	$(0.14)	$(0.13)	$(0.14)
Treatment, refining and other	$0.29	$0.28	$0.31
Copper C1 cash costs	$2.30	$1.75	$1.89
(Gain) loss on foreign exchange hedges	$(0.02)	$(0.16)	$(0.05)
Copper C1 cash costs including foreign exchange hedges	$2.28	$1.59	$1.84

10	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Gold C1 cash cost and gold AISC

The following table provides a reconciliation of gold C1 cash cost and gold AISC to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2024 - Q1	2023 - Q4	2023 - Q1
Cost of production	$7,255	$7,122	$6,107
Add (less):
Incentive payments	(443)	(386)	(407)
Net change in inventory	264	65	(352)
By-product credits	(189)	(248)	(176)
Smelting and refining	90	113	76
Foreign exchange translation and other	232	296	176
C1 cash costs	$7,209	$6,962	$5,424
Site general and administrative	1,353	1,492	1,232
Accretion of mine closure and rehabilitation provision	92	111	105
Sustaining capital expenditure	3,254	5,499	3,013
Sustaining lease payments	2,122	1,861	1,660
Royalties and production taxes	510	785	338
AISC	$14,540	$16,710	$11,772

Costs
Mining	$3,820	$3,430	$2,567
Processing	2,259	2,315	1,905
Indirect	1,229	1,352	1,052
Production costs	7,308	7,097	5,524
Smelting and refining costs	90	113	76
By-product credits	(189)	(248)	(176)
C1 cash costs	$7,209	$6,962	$5,424
Site general and administrative	1,353	1,492	1,232
Accretion of mine closure and rehabilitation provision	92	111	105
Sustaining capital expenditure	3,254	5,499	3,013
Sustaining leases	2,122	1,861	1,660
Royalties and production taxes	510	785	338
AISC	$14,540	$16,710	$11,772

Costs per ounce
Payable gold produced (ounces)	18,234	16,867	12,443

Mining	$209	$203	$206
Processing	$124	$137	$153
Indirect	$67	$80	$85
Smelting and refining	$5	$7	$6
By-product credits	$(10)	$(14)	$(14)
Gold C1 cash cost	$395	$413	$436
Gold AISC	$797	$991	$946

11	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Earnings before interest, taxes, depreciation and amortization (EBITDA) and Adjusted EBITDA

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure.

Reconciliation:	2024 - Q1	2023 - Q4	2023 - Q1
Net (Loss) Income	$(6,830)	$37,052	$24,500
Adjustments:
Finance expense	4,634	5,284	6,526
Finance income	(1,468)	(1,989)	(4,138)
Income tax (recovery) expense	(1,853)	8,415	4,666
Amortization and depreciation	23,296	24,980	16,506
EBITDA	$17,779	$73,742	$48,060
Foreign exchange loss (gain)	18,996	(24,871)	(8,621)
Share based compensation	6,545	477	5,017
Unrealized (gain) loss on copper derivatives	(64)	955	—
Adjusted EBITDA	$43,256	$50,303	$44,456

12	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure.

Reconciliation:	2024 - Q1	2023 - Q4	2023 - Q1
Net (loss) income as reported attributable to the owners of the Company	$(7,141)	$36,549	$24,154
Adjustments:
Share based compensation	6,545	477	5,017
Unrealized foreign exchange loss (gain) on USD denominated balances in MCSA	11,257	(10,308)	(4,753)
Unrealized foreign exchange loss (gain) on foreign exchange derivative contracts	9,304	(9,852)	(3,152)
Unrealized (gain) loss on copper derivative contracts	(64)	951	—
Tax effect on the above adjustments	(3,128)	2,932	1,208
Adjusted net income attributable to owners of the Company	$16,773	$20,749	$22,474

Weighted average number of common shares
Basic	102,769,444	98,099,791	92,294,045
Diluted	103,242,437	98,482,755	93,218,281

Adjusted EPS
Basic	$0.16	$0.21	$0.24
Diluted	$0.16	$0.21	$0.24

13	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Net (Cash) Debt

The following table provides a calculation of net (cash) debt based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	March 31, 2024	December 31, 2023	March 31, 2023
Current portion of loans and borrowings	$16,059	$20,381	$9,221
Long-term portion of loans and borrowings	450,743	405,852	401,595
Less:
Cash and cash equivalents	(51,692)	(111,738)	(209,908)
Short-term investments	—	—	(26,739)
Net debt (cash)	$415,110	$314,495	$174,169

Working Capital and Available Liquidity

The following table provides a calculation for these based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	March 31, 2024	December 31, 2023	March 31, 2023
Current assets	$129,960	$199,487	$331,241
Less: Current liabilities	(158,565)	(173,800)	(112,448)
Working (deficit) capital	$(28,605)	$25,687	$218,793

Cash and cash equivalents	51,692	111,738	209,908
Short-term investments	—	—	26,739
Available undrawn revolving credit facilities	105,000	150,000	150,000
Available liquidity	$156,692	$261,738	$386,647

14	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
ABOUT ERO COPPER CORP

Ero is a high-margin, high-growth, low carbon-intensity copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C., Canada. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), 100% owner of the Company's Caraíba Operations (formerly known as the MCSA Mining Complex), which are located in the Curaçá Valley, Bahia State, Brazil and include the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Tucumã Project (formerly known as Boa Esperança), an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the Xavantina Operations (formerly known as the NX Gold Mine), comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Project, can be found on the Company's website (www.erocopper.com), on SEDAR+ (www.sedarplus.ca), and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

FOR MORE INFORMATION, PLEASE CONTACT

Courtney Lynn, SVP, Corporate Development, Investor Relations & Sustainability
(604) 335-7504
info@erocopper.com

15	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company's expected production, operating costs and capital expenditures at the Caraíba Operations, the Tucumã Project and the Xavantina Operations; estimated completion dates for certain milestones, including the commissioning timeline and initial production at the Tucumã Project; a continuation of elevated gold grades at the Xavantina Operations; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this press release and in the Company’s Annual Information Form for the year ended December 31, 2023 (“AIF”) under the heading “Risk Factors”. The risks discussed in this press release and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this press release and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks, political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this press release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this press release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTES REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all reserve and resource estimates included in this press release and the documents incorporated by reference herein have been prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this press release and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards.

Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Ero is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Ero ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Ero will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Ero reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Ero may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Ero prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

16	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada